SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 3)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

INNOTRAC CORPORATION

(Name of Subject Company (Issuer))

Blue Eagle Acquisition Sub, Inc.

Blue Eagle Holdings, L.P.

(Names of Filing Persons (Offerors))

Blue Eagle GP, LLC

Sterling Capital Partners IV, L.P.

SC Partners IV, L.P.

Sterling Capital Partners IV, LLC

(Names of Filing Persons (other person(s))

Common Stock, par value $0.10 per share	45767M109
(Titles of classes of securities)	(CUSIP number of class of securities)

 M. Avi Epstein

General Counsel

Sterling Fund Management, LLC

401 North Michigan Avenue, Suite 3300

Chicago, Illinois 60611

(312) 465-7000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing person)

Copies to:

 Jeffrey R. Patt

Mark D. Wood

Katten Muchin Rosenman LLP

525 West Monroe Street

Chicago, Illinois 60661

(312) 902-5200

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$111,400,608	$14,348.40

*	Estimated solely for purposes of calculating the filing fee only. The transaction value was calculated on the basis of (i) 13,585,440 shares of common stock, par value $0.10 per share, of Innotrac Corporation (the “Shares”), the estimated maximum number of Shares that may be acquired in this tender offer (consisting of (a) 13,245,440 Shares issued and outstanding as of December 2, 2013, and (b) 340,000 Shares issuable upon the exercise of outstanding options), multiplied by (ii) the offer price of $8.20 per Share.
**	The amount of the filing fee is calculated, in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by multiplying the transaction value by 0.0001288.
☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: $14,348.40	Filing Parties: Blue Eagle Acquisition Sub, Inc., Blue Eagle Holdings, L.P., Blue Eagle GP, LLC, Sterling Capital Partners IV, L.P., SC Partners IV, L.P. and Sterling Capital Partners IV, LLC
Form or Registration No. Schedule TO	Date Filed: December 4, 2013
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

INTRODUCTION

This Amendment No. 3 (this “Amendment No. 3”) amends and supplements the Tender Offer Statement on Schedule TO, originally filed with the Securities and Exchange Commission (the “SEC”) on December 4, 2013, as amended by Amendment No. 1 thereto (“Amendment No. 1”), filed with the SEC on December 5, 2013, and Amendment No. 2 thereto (“Amendment No. 2”), filed with the SEC on December 12, 2013 (as amended, the “Schedule TO”), in each case by Blue Eagle Acquisition Sub, Inc., a Georgia corporation (the “Purchaser”) and a wholly-owned subsidiary of Blue Eagle Holdings, L.P., a Delaware limited partnership (“Parent”), Parent, Blue Eagle GP, LLC, Sterling Capital Partners IV, L.P., SC Partners IV, L.P., and Sterling Capital Partners IV, LLC (collectively, the “Filing Persons”), relating to a tender offer by Purchaser to purchase all of the issued and outstanding shares of common stock, par value $0.10 per share (the “Shares”), of Innotrac Corporation, a Georgia corporation (“Innotrac”), at a purchase price of $8.20 per share (the “Offer Price”), payable net to the seller in cash, without interest and less applicable withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 4, 2013 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as may be amended or supplemented from time to time, the “Letter of Transmittal”), copies of which are filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B) respectively. Items not amended remain unchanged, and capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Schedule TO.

This Amendment No. 3 is filed to reflect revisions in response to a comment letter received from the SEC on December 17, 2013, as well as the voluntary dismissal of litigation related to the tender offer. As permitted by General Instruction F to Schedule TO, the information set forth in the Schedule TO, as amended by this Amendment No. 3, including all appendices, schedules, exhibits and annexes thereto, is hereby expressly incorporated by reference herein in response to Items 1-13 of this Amendment No. 3. You should read this Amendment No. 3 together with the Schedule TO filed on December 4, 2013, Amendment No. 1 thereto filed December 5, 2013 and Amendment No. 2 thereto filed on December 12, 2013.

Amendments to the Offer to Purchase

The Offer to Purchase and Items 1 through 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

(1) The information set forth on the inside front cover of the Offer to Purchase is hereby amended by amending and restating the first full paragraph on the inside front cover to read in its entirety as follows:

“Mr. Dorfman and related shareholders have agreed, pursuant to the Contribution and Support Agreement, to become limited partners of Parent and to contribute all of the Covered Shares to Parent in the Contribution. In addition, pursuant to a Support Agreement entered into with Innotrac and Parent (the “IPOF Fund Support Agreement”), Mark E. Dottore, as the court appointed receiver for all assets of IPOF L.P., IPOF Fund, IPOF Fund II, L.P. (collectively, the “IPOF Fund”), the second largest shareholder of Innotrac, which, based upon information provided to us by the IPOF Fund, collectively holds a number of Shares representing approximately 31% of the total Shares outstanding, has agreed, subject to the terms and conditions set forth in the IPOF Fund Support Agreement (including court approval of the IPOF Fund Support Agreement), to tender all of the Shares held by the IPOF Fund in the Offer. On November 18, 2013, the court granted conditional approval of the terms of the IPOF Fund Support Agreement pending a fairness hearing. On December 17, 2013, the fairness hearing was held, and on December 18, 2013, the court issued a written order finding the IPOF Fund Support Agreement fair and reasonable and granting final approval of the tender of the IPOF Fund’s Shares in the Offer pursuant to the Merger Agreement. Accordingly, the condition that each of the court and the receiver shall have approved the sale of Shares held by the IPOF Fund in the Offer has been satisfied, and following Mr. Dottore’s tendering of all the Shares held by the IPOF Fund in the Offer and the occurrence of the Contribution, the Minimum Condition, including the Majority of the Minority Condition, will be satisfied. See “Special Factors — Section 6. Summary of the Merger Agreement and Other Agreements – Contribution and Support Agreement” and “— IPOF Fund Support Agreement” for a more detailed summary of the Contribution and Support Agreement and the IPOF Fund Support Agreement.”

(2) The information set forth in the Offer to Purchase under the heading “Summary Term Sheet” is hereby amended by amending and restating the third paragraph on page 4 of the Offer to Purchase to read in its entirety as follows:

“Furthermore, in connection with Innotrac’s entry into the Merger Agreement, on November 14, 2013, Innotrac and Parent entered into a Support Agreement (the “IPOF Fund Support Agreement”) with Mark E. Dottore, as the court appointed receiver for all assets of IPOF L.P., IPOF Fund, IPOF Fund II, L.P. (collectively, the “IPOF Fund”). The IPOF Fund, based upon information provided by the IPOF Fund, is the second largest shareholder of Innotrac and holds an aggregate of 4,086,644 Shares, representing approximately 31% of the total Shares outstanding. As a result of the significant number of Shares held by the IPOF Fund, the IPOF Fund may be deemed to be an affiliate of Innotrac. In December 2005, in connection with actions filed by investors in the IPOF Fund against the promoter of the IPOF Fund, the United States District Court for the Northern District of Ohio appointed Mr. Dottore as receiver to identify and administer the assets of the IPOF Fund. Pursuant to the IPOF Fund Support Agreement, Mr. Dottore has agreed to, among other things, but subject to the terms and conditions set forth in the IPOF Fund Support Agreement (including court approval of the IPOF Fund Support Agreement), tender all of the Shares held by the IPOF Fund in the Offer. On November 18, 2013, the court granted conditional approval of the terms of the IPOF Fund Support Agreement pending a fairness hearing. On December 17, 2013, the fairness hearing was held, and on December 18, 2013, the court issued a written order finding the IPOF Fund Support Agreement fair and reasonable and granting final approval of the tender of the IPOF Fund’s Shares in the Offer pursuant to the Merger Agreement. Accordingly, the condition that each of the court and the receiver shall have approved the sale of Shares held by the IPOF Fund in the Offer has been satisfied, and following Mr. Dottore’s tendering of all the Shares held by the IPOF Fund in the Offer and the occurrence of the Contribution, the Minimum Condition, including the Majority of the Minority Condition, will be satisfied. See “Special Factors — Section 6. Summary of the Merger Agreement and Other Agreements – IPOF Fund Support Agreement” for a more detailed summary of the IPOF Fund Support Agreement.”

(3) The information set forth in the Offer to Purchase under the heading “Introduction – Agreements with Messrs. Dorfman, Toner and Hanger” is hereby amended by amending and restating the first full paragraph on page 12 of the Offer to Purchase to read in its entirety as follows:

“Immediately following the purchase of Shares in the Offer, Mr. Dorfman and the related shareholders have agreed to sell to Sterling Capital Partners IV, L.P. and SCP IV Parallel, L.P., an investment fund affiliated with Sterling Capital Partners IV, L.P., an aggregate of 32,883.62 of the preferred limited partnership units in Parent acquired pursuant to the Contribution and Support Agreement (representing approximately 70% of the preferred limited partnership units in Parent acquired by such shareholders pursuant to the Contribution and Support Agreement), for an aggregate purchase price payable to Mr. Dorfman and the related shareholders of approximately $32.9 million (i.e., the amount that such shareholders would have received had they tendered 70% of their Shares in the Offer at $8.20 per Share).  The Company, Mr. Dorfman and Parent structured the foregoing transactions so that Mr. Dorfman and the related shareholders would not in fact tender any Shares held by them in the Offer and instead would receive any consideration for their Shares outside of the Offer. The transaction was structured in this manner in an effort to eliminate the risk that, if Mr. Dorfman and the related shareholders were to tender some of their Shares in the Offer, there could be an attempt to mischaracterize the preferred limited partnership units that Mr. Dorfman and the related shareholders would be receiving for their contribution of their other Shares to Parent as consideration for the Shares they were tendering in the Offer for cash.

Following the purchase of the preferred limited partnership units in Parent, Mr. Dorfman and such shareholders will own preferred limited partnership units in Parent representing approximately 19.5% of the fully diluted equity of Parent.”

(4) The information set forth in the Offer to Purchase under the heading “Introduction – Opinion of the Special Committee’s Financial Advisor” is hereby amended by deleting the first sentence of the last full paragraph on page 12 of the Offer to Purchase and replacing it with the following:

“Harris Williams LLC, doing business as Harris Williams & Co. (“Harris Williams”), financial advisor to the Special Committee, delivered its opinion to the Special Committee that, as of November 14, 2013 and based upon and subject to the factors, assumptions, procedures, qualifications and limitations set forth in its opinion, the $8.20 per Share Offer Price was fair, from a financial point of view, to the holders of Shares, other than Shares owned by Innotrac and its subsidiaries (if any), Shares as to which dissenters’ rights will have been perfected at the close of the Merger (if any), and Shares held by Mr. Dorfman and other members of management that will be converted into interests of Parent (the “Excluded Holders”).”

(5) The information set forth in the Offer to Purchase under the heading “Special Factors – Section 1. Background of the Offer; Past Contacts, Negotiations and Transactions” is hereby amended by amending and restating the third paragraph on page 15 of the Offer to Purchase to read in its entirety as follows:

“On July 26, 2013, Innotrac and Sterling Fund Management, LLC, an affiliate of Sterling, entered into a confidentiality agreement in connection with a possible negotiated transaction and, thereafter, Harris Williams provided Sterling with a confidential information memorandum regarding Innotrac and its business, which included Innotrac’s initial financial forecast, and a letter inviting Sterling to make a preliminary non-binding indication of interest in a transaction with Innotrac.”

(6) The information set forth in the Offer to Purchase under the heading “Special Factors – Section 1. Background of the Offer; Past Contacts, Negotiations and Transactions” is hereby amended by deleting the first sentence of the fourth paragraph on page 16 of the Offer to Purchase and replacing it with the following:

“Although no formal negotiations occurred with respect to Sterling’s initial proposed price range, it became apparent to Sterling, particularly in light of Innotrac’s revised financial forecast, that its proposed price range would not be satisfactory to prevail in the bidding process. On October 15, 2013, Messrs. Elfman and Miller contacted Mr. Bass and indicated that Sterling would submit an interim non-binding indication of interest for the acquisition of all of the issued and outstanding Shares at $8.05 per Share in cash. Mr. Bass indicated that an offer of $8.05 per Share would likely be competitive. Later that day, Sterling provided a letter to Harris Williams setting forth Sterling’s interim non-binding indication of interest in acquiring all of the issued and outstanding Shares at $8.05 per Share in cash.”

(7) The information set forth in the Offer to Purchase under the heading “Special Factors – Item 1. Background of the Offer; Past Contacts, Negotiations and Transactions” is hereby amended by adding the following sentence to the end of the fifth full paragraph on page 16 of the Offer to Purchase:

“Furthermore, Mr. Bass indicated to Mr. Miller that, if Sterling was inclined to increase its offer price, it should do so in connection with its response to the Special Committee’s request.”

(8) The information set forth in the Offer to Purchase under the heading “Special Factors – Section 1. Background of the Offer; Past Contacts, Negotiations and Transactions” is hereby amended by deleting the first two sentences of the fourth-to-last paragraph on page 16 of the Offer to Purchase and replacing them with the following:

“On October 21, 2013, in connection with negotiations over various parameters of the transaction and terms of the various transaction documents, Sterling delivered to Harris Williams drafts of an exclusivity agreement, the Equity Commitment Letter and a voting agreement, as well as a written response to the material legal issues identified by the Special Committee, and communicated to representatives of Harris Williams that it would increase its offer from $8.05 per Share to $8.20 per Share if the Special Committee would proceed to negotiate a transaction with, among other things, a break-up fee equal to 4% of the total equity value of the proposed transaction, and agree to a 30-day exclusivity period to negotiate the proposed transaction.”

(9) The information set forth in the Offer to Purchase under the heading “Special Factors – Section 1. Background of the Offer; Past Contacts, Negotiations and Transactions” is hereby amended by deleting the first sentence of the third-to-last paragraph on page 16 of the Offer to Purchase and replacing it with the following:

“On October 22, 2013, based on Sterling increasing its offer to $8.20 per Share, the Special Committee agreed to negotiate a transaction with a break-up fee equal to 4% of the total equity value of the proposed transaction, and Sterling Fund Management, LLC and Innotrac, with the approval of the Special Committee, entered into an exclusivity agreement pursuant to which Innotrac agreed to exclusively negotiate and discuss an acquisition of Innotrac by Sterling for $8.20 per share until November 21, 2013.”

(10) The information set forth in the Offer to Purchase under the heading “Special Factors – Section 1. Background of the Offer; Past Contacts, Negotiations and Transactions” is hereby amended by inserting the following paragraph prior to the last full paragraph on page 16 of the Offer to Purchase:

“On October 28, 2013, Kilpatrick arranged for a call among Kilpatrick, Katten, the receiver for the IPOF Fund and his counsel. On the call, Kilpatrick and the receiver provided Katten with the background on the IPOF Fund’s accumulation of stock and interaction with Innotrac since that time. The receiver also provided background on the receivership and the allegations brought by some IPOF Fund investors against Innotrac and its directors in 2005. Kilpatrick and the receiver described the settlement agreement entered into in 2008, which would have released Innotrac from all claims related to the IPOF Fund investors and the IPOF Fund upon the consummation of a proposed merger of Innotrac with a strategic competitor. The merger agreement entered into to effect this proposed merger was subsequently terminated by mutual agreement of both parties. The receiver said he contemplated that a similar settlement agreement would be entered into here. A copy of the 2008 settlement agreement had been provided to Katten in advance of the call, but neither Sterling nor Katten had yet reviewed it. The parties then discussed the court process with respect to a sale of the Innotrac Shares held by the receiver. The receiver advised Katten that he had informed the judge about the prospect of a deal, and the receiver described to Katten the court approval process.”

(11) The information set forth in the Offer to Purchase under the heading “Special Factors – Section 1. Background of the Offer; Past Contacts, Negotiations and Transactions” is hereby amended by deleting the fourth full paragraph on page 17 of the Offer to Purchase.

(12) The information set forth in the Offer to Purchase under the heading “Special Factors – Section 1. Background of the Offer; Past Contacts, Negotiations and Transactions” is hereby amended by amending and restating the fourth-to-last full paragraph on page 17 of the Offer to Purchase to read in its entirety as follows:

“On November 8, 2013, Kilpatrick sent Sterling and Katten draft documents provided by the receiver’s counsel. This included a settlement agreement, release, escrow agreement and various court filings in connection with the approval of these agreements. Katten advised Kilpatrick that these documents were unacceptable in that they required Innotrac to release the receiver and the IPOF Fund from any claims relating to the ownership of Innotrac stock and also required the payment of $100,000 to the receiver. Kilpatrick took this back to the receiver. In addition, on November 8, 2013, Mr. Dorfman and Mr. Elfman and other representatives of Sterling held conference calls with certain material customers of Innotrac regarding customer due diligence matters and the potential transaction between Innotrac and Sterling.”

(13) The information set forth in the Offer to Purchase under the heading “Special Factors – Section 1. Background of the Offer; Past Contacts, Negotiations and Transactions” is hereby amended by inserting the following paragraph prior to the second-to-last full paragraph on page 17 of the Offer to Purchase:

“On November 12, 2013, Kilpatrick sent Sterling and Katten revised documents from the receiver’s counsel. The revised documents removed the $100,000 fee, but still included a release from Innotrac. Katten revised the documents, including to remove the release from Innotrac, and sent them back to Kilpatrick later that night, with some modest conforming changes following the next morning. Over the course of the next day, the parties exchanged minor conforming changes to accurately describe the transaction as it was being negotiated. The documents were executed and delivered on November 14, 2013 prior to the execution of the Merger Agreement.”

(14) The information set forth in the Offer to Purchase under the heading “Special Factors – Section 2. Purpose and Reasons for the Offer; Plans for Innotrac after the Offer and the Merger – Purpose of the Offer” is hereby amended by inserting the following two paragraphs after the first full paragraph on page 18 of the Offer to Purchase:

“As a result of the transactions contemplated by the Merger Agreement and the Contribution and Support Agreement, Mr. Dorfman will receive cash payments equivalent to $8.20 per Share for the preferred limited partnership units in Parent for which he will exchange approximately 70% of his Shares and will convert the remaining approximately 30% of his Shares into equity of Parent. See “Special Factors – Item 6. Summary of the Merger Agreement and Other Agreements – Contribution and Support Agreement.” His purpose in entering into the transaction with respect to his Shares to be exchanged for preferred limited partnership units in Parent that will then be sold by him for cash is to realize an immediate cash payment in an amount that he considers to represent a fair price for those Shares. With respect to his Shares that will be converted into equity of Parent, his purpose is to continue a significant investment in Innotrac operating as a privately held entity. Mr. Dorfman’s further purpose in converting a portion of his Shares into equity of Parent is to facilitate the transaction with Sterling, where all Innotrac shareholders would be offered cash for their Shares, as Sterling had conditioned its willingness to proceed with a transaction to acquire all the Shares on Mr. Dorfman’s willingness to roll over a “meaningful portion” of his existing equity of Innotrac.

In determining to pursue a sale of Innotrac at this time, Mr. Dorfman considered Innotrac’s improving financial performance emerging from the worldwide economic downturn, and his own views and the views of Innotrac’s management and board that, against this backdrop, current market conditions were favorable for attractive valuations on businesses like Innotrac. These views were based upon, among other things, Innotrac’s recent and expected financial performance and the recent personal business experiences of members of the board. These views were confirmed by the results of the sale process conducted by Harris Williams under the supervision of the Special Committee. Mr. Dorfman also considered that most of the fundamental risk factors involved with Innotrac continuing as a stand-alone public entity that led Innotrac to attempt an abortive sale in 2008—including the illiquidity of the Shares, the lack of analyst coverage and customer concentration—were still present. Mr. Dorfman consequently concluded that it was an opportune time for Innotrac to explore strategic alternatives. Mr. Dorfman did not seriously consider any alternative to a sale of the entire company, although he was not focused on a transaction that would necessarily constitute a “going private” transaction under SEC rules; rather, he was interested in pursuing a sale of Innotrac at the most attractive price that could reasonably be obtained, whether such transaction was a “going private” transaction or not.”

(15) The information set forth in the Offer to Purchase under the heading “Special Factors – Section 2. Purpose and Reasons for the Offer; Plans for Innotrac after the Offer and the Merger – Purpose of the Offer” is hereby amended by adding the following sentence prior to the final sentence of the third full paragraph on page 18 of the Offer to Purchase:

“Although the Purchaser Group did not start the process for the sale of Innotrac, and ultimately could not control the timing of the transaction in light of Innotrac’s process, the Purchaser Group believes that it can achieve these potential benefits by completing the transaction at this time.”

(16) The information set forth in the Offer to Purchase under the heading “Special Factors – Section 4. Position of Scott D. Dorfman and the Purchaser Group Regarding Fairness of the Offer and the Merger” is hereby amended by deleting the first sentence of the third full paragraph on page 20 of the Offer to Purchase and replacing it with the following:

“In addition, Mr. Dorfman considered the fact that the Special Committee received an opinion from Harris Williams, dated November 14, 2013, to the effect that, as of such date and based upon and subject to the qualifications, limitations and assumptions set forth therein, as of November 14, 2013, the $8.20 per Share Offer Price to be received by shareholders in the Offer and the Merger is fair, from a financial point of view, to Innotrac’s shareholders, other than the Excluded Holders, and the fact that the Special Committee determined that even though the opinion of Harris Williams addressed fairness, from a financial point of view, with respect to Innotrac’s shareholders other than the Excluded Holders, rather than the unaffiliated shareholders generally, it was still reasonable and appropriate to consider the opinion of Harris Williams as a material factor in their determination as to the fairness of the transaction to the unaffiliated shareholders of Innotrac.”

(17) The information set forth in the Offer to Purchase under the heading “Special Factors – Section 4. Position of Scott D. Dorfman and the Purchaser Group Regarding Fairness of the Offer and the Merger – Position of the Purchaser Group” is hereby amended by deleting the first sentence of the first full paragraph on page 21 of the offer to Purchase and replacing it with the following:

“The Purchaser Group believes that the going private transaction contemplated by the Merger Agreement, including the Offer, the Offer Price to be received by Innotrac’s unaffiliated shareholders pursuant to the Offer, and the Merger, is fair to Innotrac’s unaffiliated shareholders, regardless of whether the IPOF Fund is considered an “affiliate” of Innotrac.”

(18) The information set forth in the Offer to Purchase under the heading “Special Factors – Section 4. Position of Scott D. Dorfman and the Purchaser Group Regarding Fairness of the Offer and the Merger – Position of the Purchaser Group” is hereby amended by deleting the partial sentence that appears above the bulleted list on page 22 of the Offer to Purchase and replacing it with the following:

“In addition, the Purchaser Group believes that the going private transaction contemplated by the Merger Agreement is procedurally fair to Innotrac’s unaffiliated shareholders, based upon the following factors:”

(19) The information set forth in the Offer to Purchase under the heading “Special Factors – Section 4. Position of Scott D. Dorfman and the Purchaser Group Regarding Fairness of the Offer and the Merger” is hereby amended by amending and restating the third bullet point on page 22 of the Offer to Purchase to read in its entirety as follows:

“

•	The Special Committee received a fairness opinion of Harris Williams that, as of November 14, 2013, and subject to the factors, assumptions, qualifications and limitations set forth in its opinion, the $8.20 per Share in cash to be received by the holders of Shares in the Offer and the Merger was fair, from a financial point of view, to Innotrac’s shareholders, other than the Excluded Holders, and the Special Committee determined that even though the opinion of Harris Williams addressed fairness, from a financial point of view, with respect to Innotrac’s shareholders other than the Excluded Holders, rather than the unaffiliated shareholders generally, it was still reasonable and appropriate to consider the opinion of Harris Williams as a material factor in their determination as to the fairness of the transaction to the unaffiliated shareholders of Innotrac.”

(20) The information set forth in the Offer to Purchase under the heading “Special Factors – Section 4. Position of Scott D. Dorfman and the Purchaser Group Regarding Fairness of the Offer and the Merger – Position of the Purchaser Group” is hereby amended by deleting the partial sentence that appears above the bulleted list on page 23 of the Offer to Purchase and replacing it with the following:

“The Purchaser Group also considered the following factors, each of which it considered negative in its considerations concerning the fairness of the terms of the going private transaction contemplated by the Merger Agreement.”

(21) The information set forth in the Offer to Purchase under the heading “Special Factors – Section 6. Summary of the Merger Agreement and Other Agreements – IPOF Fund Support Agreement” is hereby amended by amending and restating the first full paragraph on page 43 of the Offer to Purchase to read in its entirety as follows:

“The effectiveness of the IPOF Fund Support Agreement was subject to approval by the court overseeing the IPOF Fund receivership of the IPOF Fund Support Agreement and the sale of the Shares owned by the IPOF Fund pursuant to the Merger Agreement. The IPOF Fund Support Agreement will terminate if the Merger Agreement terminates or if Innotrac’s board of directors effects a Company Adverse Recommendation Change. On November 18, the court granted conditional approval pending a fairness hearing. On December 17, 2013, the fairness hearing was held, and on December 18, 2013, the court issued a written order finding the IPOF Fund Support Agreement fair and reasonable and granting final approval of the tender of the IPOF Fund’s Shares in the Offer pursuant to the Merger Agreement.”

(22) The information set forth in the Offer to Purchase under the heading “The Offer – Section 8. Certain Information Concerning Innotrac” is hereby amended by deleting the table entitled “Initial and Updated Financial Forecast Summary” and the footnote beneath such table on page 63 of the Offer to Purchase and replacing it with the following tables and text:

“

Initial Financial Forecast Summary

($ in thousands)

	2013	2014	2015	2016	2017
Service revenues	$106,393	$118,624	$132,584	$147,886	$164,666
Freight revenue	14,640	15,372	16,141	16,948	17,795
Total revenues	121,033	133,996	148,725	164,834	182,461
Cost of service revenues	54,245	60,870	68,732	77,354	86,811
Freight Expense	14,085	14,789	15,529	16,305	17,120
Total cost of revenues	68,330	75,659	84,261	93,660	103,933
Gross Profit	52,703	58,337	64,464	71,174	78,528

Service Revenue Gross Profit	49.0%	48.7%	48.2%	47.7%	47.3%

Gross profit %	43.5%	43.5%	43.3%	43.2%	43.0%

Operating expenses
Selling, general and administrative expenses	42,351	44,794	46,222	47,744	49,458
Depreciation and amortization	4,221	4,516	4,607	4,607	4,607
Total operating expenses	46,572	49,310	50,828	52,350	54,065
Operating income (loss)	6,131	9,027	13,635	18,824	24,463
Operating income % of total revenues	5.1%	6.7%	9.2%	11.4%	13.4%

Other expense (income)
Interest expense, net	345	345	345	345	345
Other expense (income)	345	345	345	345	345
Income (loss) before taxes and minority interest	5,786	8,682	13,290	18,479	24,118
Income tax provision	—	—	—	—	—
Net income (loss)	5,786	8,682	13,290	18,479	24,118
EBITDA	$10,352	$13,544	$18,242	$23,430	$29,070
Adjusted EBITDA	$12,087	$14,569	$19,268	$24,456	$30,096
Unadjusted EBITDA % of total revenues	8.6%	10.1%	12.3%	14.2%	15.9%

The Initial Financial Forecasts reflect the following material assumptions:

•	forecasted revenue for existing customers assumed a 12% growth rate for existing eCommerce customers and 5% growth rate for non-eCommerce customers;
•	forecasted revenue for new customers assumed that revenue from new customers would grow at $5 million per year and customer churn would be 2%;
•	forecasted gross margin was based on assumptions that gross margin percentage would have a small erosion from a forecast 49% in 2013 to 47% in 2017 and sales, general and administrative expenses would increase at an average of 3.5% during the forecast period from 2013 to 2017; and
•	no acquisitions.

Updated Financial Forecast Summary

($ in thousands)

	2013	2014	2015	2016	2017
Service revenues	$112,504	$128,111	$143,178	$159,632	$177,796
Freight revenue	14,701	15,436	16,208	17,018	17,869
Total revenues	127,205	143,548	159,385	176,650	195,665

Cost of service revenues	57,304	65,452	73,463	82,215	91,874
Freight Expense	14,179	14,888	15,632	16,414	17,235
Total cost of revenues	71,483	80,340	89,095	98,630	109,111
Gross Profit	55,721	63,208	70,291	78,021	86,554
Service Revenue Gross Profit	49.1%	48.9%	48.7%	48.5%	48.3%

Gross profit %	43.8%	44.0%	44.1%	44.2%	44.2%
Operating expenses
Selling, general and administrative expenses	45,030	46,831	48,704	50,653	52,679
Depreciation and amortization	3,965	4,395	4,726	5,241	5,807
Total operating expenses	48,995	51,227	53,431	55,893	58,486
Operating income (loss)	6,726	11,981	16,860	22,128	28,068
Operating income % of total revenues	5.3%	8.3%	10.6%	12.5%	14.3%

Other expense (income)
Interest expense, net	304	345	345	345	345
Other expense (income)	304	345	345	345	345

Income (loss) before taxes and minority interest	6,422	11,636	16,515	21,783	27,723
Income tax provision	—	—	—	—	—
Net income (loss)	6,422	11,636	16,515	21,783	27,723

EBITDA (1)	$10,691	$16,377	$21,586	$27,368	$33,875
Adjusted EBITDA	$12,923	$17,483	$22,692	$28,474	$34,981
Unadjusted EBITDA % of total revenues	10.2%	12.2%	14.2%	16.1%	17.9%

(1)	In connection with the rendering of its fairness opinion to the Special Committee and performing its related financial analysis, Harris Williams utilized EBITDA from the Updated Financial Forecast on an unadjusted basis.

The Updated Financial Forecasts reflect the following material assumptions:

•	the assumptions with respect to forecast revenue were unchanged from the assumptions described above for the Initial Financial Forecast, except that certain new customers that became customers in 2013 were added to the forecasts;
•	forecasted 2013 results were updated based on actual results to date, and future figures based on growth from 2013 forecasts were correspondingly updated;
•	forecasted gross margin was based on assumptions that gross margin percentage would have a small erosion from a forecast 49% in 2013 to 48% in 2017, one percentage point higher than the assumption in the Initial Financial Forecast;
•	assumptions with respect to changes in sales, general and administrative expenses was unchanged from the Initial Financial Forecast; and
•	consistent with the Initial Financial Forecast, no acquisitions.

Certain more detailed information underlying the Financial Forecasts was included in the full forecasts that were provided to Harris Williams and potential bidders. This more detailed information included a breakdown of revenues by month and by client, detail on EBITDA adjustments, detail on components of sales, general and administrative expenses and capital expenditures, various detailed operating metrics and gross margin by client, with much of such information being presented on a monthly basis.”

(23) The information set forth in the Offer to Purchase under the heading “The Offer – Section 9. Certain Information Concerning Parent and Purchaser – Parent and Purchaser” is hereby amended by deleting the first sentence of the penultimate full paragraph on page 64 of the Offer to Purchase.

(24) The information set forth in the Offer to Purchase under the heading “The Offer – Section 12. Certain Legal Matters – IPOF Fund Matters” is hereby amended by amending and restating the third paragraph on page 70 of the Offer to Purchase to read in its entirety as follows:

“In connection with Innotrac’s entry into the Merger Agreement, on November 14, 2013, Innotrac and Parent entered into a Support Agreement with Mark E. Dottore, as the court appointed receiver for all assets of the IPOF Fund. Pursuant to this Support Agreement, Mr. Dottore has agreed to, among other things, but subject to the terms and conditions set forth in the Support Agreement (including court approval of the Support Agreement), tender all of the Shares held by the IPOF Fund in the Offer. On November 18, 2013, the court granted conditional approval pending a fairness hearing. On December 17, 2013, the fairness hearing was held, and on December 18, 2013, the court issued a written order finding the IPOF Fund Support Agreement fair and reasonable and granting final approval of the tender of the IPOF Fund’s Shares in the Offer pursuant to the Merger Agreement. Accordingly, the condition that each of the court and the receiver shall have approved the sale of Shares held by the IPOF Fund in the Offer has been satisfied, and following Mr. Dottore’s tendering of all of the Shares held by the IPOF Fund in the Offer and the occurrence of the Contribution, the Minimum Condition, including the Majority of the Minority Condition, will be satisfied. See “Special Factors — Section 6. Summary of the Merger Agreement and Other Agreements – IPOF Fund Support Agreement” for a more detailed summary of the Support Agreement entered into by the IPOF Fund.”

(25) The information set forth in the Offer to Purchase under the heading “The Offer – Section 14. Legal Proceedings” is hereby amended by adding the following paragraph as the last paragraph under such heading:

“On December 9, 2013, the lawsuit captioned “David Feld v. Scott D. Dorfman, et al.”, Civil Action No. 2013 –CV-239976, was voluntarily dismissed by the plaintiff, David Feld. None of the defendants named in this lawsuit were ever served with process, nor were they or their counsel ever contacted by the plaintiff or his counsel.”

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 23, 2013

Blue Eagle Acquisition Sub, Inc.

By:	/s/ M. Avi Epstein
Name:	M. Avi Epstein
Title:	Vice President

Blue Eagle Holdings, L.P.

By:	/s/ M. Avi Epstein
Name:	M. Avi Epstein
Title:	Vice President

Blue Eagle GP, LLC

By:	/s/ M. Avi Epstein
Name:	M. Avi Epstein
Title:	Vice President

Sterling Capital Partners IV, L.P.

By:	SC Partners IV, L.P.
Its:	General Partner

By:	Sterling Capital Partners IV, LLC
Its:	General Partner

By:	/s/ Merrick Elfman
Name:	Merrick Elfman
Title:	Managing Director

SC Partners IV, L.P.

By:	Sterling Capital Partners IV, LLC
Its:	General Partner

By:	/s/ Merrick Elfman
Name:	Merrick Elfman
Title:	Managing Director

Sterling Capital Partners IV, LLC

By:	/s/ Merrick Elfman
Name:	Merrick Elfman
Title:	Managing Director